P&O
Established 1837

21 May 2002

02 JUN 13 AM 11:58

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ
Telephone (020) 7930 4343
Facsimile (020) 7839 9338

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

02034815

82-2083

SUPPL

Dear Sirs

BOARD ANNOUNCEMENT

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

Liz Eddington
Company Secretariat

enc

dlw 6/18

21 May 2002

BOARD ANNOUNCEMENT

P&O announces that Douglas Anderson, Managing Director of P&O Ports, will be returning to Australia having seen through the successful relocation of the Ports head office from Sydney to London. He will therefore leave his present post and the P&O Main Board on 31 July. On his return to Australia he will continue to be a Director of P&O Australia.

Robert Woods, a P&O Main Board Director, is appointed Executive Chairman of P&O Ports. He will continue in his present role as Group Managing Director of P&O Nedlloyd. Further senior P&O Ports appointments below P&O Main Board level are also being announced. Alistair Baillie, currently Deputy Managing Director of P&O Ports, becomes Chief Operating Officer. Tom Boardley, who is at present European Trades Director of P&O Nedlloyd, is appointed to the new post of Commercial Director.

Commenting on today's announcement, P&O Chairman Lord Sterling said: "Doug Anderson has made a strong contribution to P&O during his 36 years with the company. In Australia, where he has spent most of his career, he played a key role in the development of businesses that are now central to the Group. During the last year he has done an excellent job in leading the relocation of P&O Ports head office from Sydney to London at the same time as the business has maintained its strong growth. I am pleased that, on returning to Australia, he will continue to work for the Group."

"Robert Woods has immense international experience of the container ports business. Apart from managing P&O Nedlloyd, he has been the chairman of Southampton and Tilbury container terminals for many years. He is ideally placed to ensure that the business not only continues its strong growth but that we maximise the benefits from spreading best practice. With our continuing focus on Ports expansion, we are also taking the opportunity of making further senior appointments."

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384 E-mail: communications@pogroup.com
Internet http://www.pogroup.com
Head Office 79 Pall Mall, London SW1Y 5EJ, England. Incorporated by Royal Charter with limited liability. Company number Z73

Further Information: Peter Smith, Director, Communications and Strategy
Tel: 020 7930 4343

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